82-4420



EVERGREEN

EVERGREEN MARINE CORP. (TAIWAN) LTD.

166, SEC. 2, MINSHENG E. ROAD, 104, TAIPEI, TAIWAN, R.O.C.
TEL: (02) 25057766 (10 LINES)
TELEX:11476 EVERMARINE, 21567 EVERMARINE



05009804

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549

July 15, 2005

SUPPL

Re: The information required by Rule 12g3-2(b)
from Evergreen Marine Corporation
(Taiwan) Ltd. (" the Company ")

Dear Sir / Madam,

Attached hereto is the English version that the Company had published, filed or distributed from January 1, 2005 to June 30, 2005 for your file.

If you have any question, please feel free to contact the undersigned.
(886-2-2509-3660ext 301 or gracehsieh@evergreen.com.tw)

Very truly yours,

PROCESSED
JUL 19 2005
THOMSON FINANCIAL

Grace Shu-Hui Hsieh
Stock Department

7/19

FORM NO. GAD-026-01

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

List of Information Referred to in Paragraph (b)(1)(I) of Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, Published, Filed or Distributed from January 1, 2005 to June 30, 2005

1.Press release or notices

A. Announcement of certain significant matters (summary English version as attachment 1-A)

2.Reports released publicly on the website: http://mops.tse.com.tw

A. Monthly operation statements from January of 2005 to June of 2005 (brief English description as attachment 2-A)

Attachment 1- A

Announcement of Certain Significant Matters of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Date: March 21, 2005

To announce for convening 2005 Annual General Meeting of Shareholders at 9:00a.m. on June 23, 2005 at 15F, No.163, Shin-nan Rd., Sec. 1, Luchu, Taoyuan Hsien, Taiwan, R.O.C.

2. Date: March 22, 2005

To announce the Book closure period for the 1st and 2nd domestic unsecured convertible corporate bonds from April 25, 2005 to June 23, 2005.

3.Date: May 5, 2005

To announce acquisition of 3 shore cranes in total amount of USD 16,800,000.

4.Date: May 25, 2005

To announce the total amount of 3 shore cranes down to USD 16,650,000.

5.Date: June 1, 2005

To announce for incorporating 2 new subsidiaries , Whitney Equipment, LLC and Hemlock Equipment, LLC, within three months.

6.Date: June 23, 2005

To announce the important resolutions passed by 2005 shareholders' meeting as follows.

(1)To approve the 2004 business report and financial statements.

(2)To approve the distribution of dividends and bonuses.

a. Stock dividend: 100 shares for each thousand shares of common stock.

b. Cash dividend: NT$2 per share of common stock.

c. Bonuses for employees: NT 80,000,000.

d. Bonuses for supervisors and directors: NT 43,800,000.

(3)To approve the resolution to increase capital through capitalization of retained earnings by which company will newly issue 246,138,600 shares of common stock.

(4)To approve the amendments to the Company's Articles of Incorporation.

(5)To approve the amendments to the Company's "Procedures for Transaction of Derivative Products".

Attachment 2-A

Monthly Operation Statements of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Statements of operation for January 2005 (publicly announced on the website: http://mops.tse.com.tw)

Date: February 14, 2005
Net operating revenue: NTD 3,525,352,000
Amount of Endorsements/Guarantees: NTD 33,114,250,000
Balance of Third-Party Loan: NTD 0

2.Statements of operation for February 2005 (publicly announced on the website: http://mops.tse.com.tw)

Date: March 10, 2005
Net operating revenue: NTD 3,444,413,000
Amount of Endorsements/Guarantees: NTD 32,522,800,000
Balance of Third-Party Loan: NTD 0

3.Statements of operation for March 2005 (publicly announced on the website: http://mops.tse.com.tw)

Date: April 8, 2005
Net operating revenue: NTD 3,491,678,000
Amount of Endorsements/Guarantees: NTD 30,280,182,000
Balance of Third-Party Loan: NTD 0

4.Statements of operation for April 2005 (publicly announced on the website: http://mops.tse.com.tw)

Date: May 10, 2005
Net operating revenue: NTD 3,884,688,000
Amount of Endorsements/Guarantees: NTD 29,785,728,000
Balance of Third-Party Loan: NTD 0

5.Statements of operation for May 2005 (publicly announced on the website: http://mops.tse.com.tw)

Date: June 10, 2005
Net operating revenue: NTD 3,513,545,000
Amount of Endorsements/Guarantees: NTD 28,916,090,000
Balance of Third-Party Loan: NTD 0

6.Statements of operation for June 2005 (publicly announced on the website: http://mops.tse.com.tw)

Date: July 8, 2005
Net operating revenue: NTD 3,450,319,000
Amount of Endorsements/Guarantees: NTD 28,546,259,000
Balance of Third-Party Loan: NTD 0